UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number:  001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.
 Laval, Québec
 H7V 4A7
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐    Form 20-F           ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: September 23, 2021	By:	/s/ Ramzi Benamar
Name: Ramzi Benamar
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1
News Release dated September 23, 2021. BELLUS Health Announces Completion of Patient Enrollment in SOOTHE Phase 2b Trial for Refractory Chronic Cough and BLUEPRINT Phase 2a Trial for Chronic Pruritus Associated with Atopic Dermatitis.